FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and address of Company:

Leading Brands, Inc.
Suite 1800 – 1500 West Georgia Street
Vancouver BC V6G 2Z6

Item 2.	Date of Material Change:

June 26, 2008

Item 3.	News Release:

A news release announcing the material change was issued on July 2, 2008 for Canadian and U.S. distribution through PrimeNewswire.

Item 4.	Summary of Material Change:

The Company announced a change to its Board of Directors. Mr. Iain Harris retired, and Mr. James Corbett was appointed as a new Director.

Item 5.	Full Description of Material Change:

The Company announced the retirement of Mr. Iain Harris from the Board of Directors, after 12 years of service to the Company. Mr. Harris has agreed to continue his association with Leading Brands as an advisor to the Board.

Mr. Harris’ replacement on the Board is Mr. James Corbett. After training and practicing as a Chartered Accountant, Mr. Corbett in 1992 founded what is now an international corporate teambuilding and adventure tourism business that services corporate clients across North America and Europe. He will join the Company’s Audit Committee.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable

Item 7	Omitted Information:

Not applicable

Item 8	Executive Officer:

Ralph D. McRae, Chief Executive Officer
(604) 685-5200 (Ext. 238)

Item 9.	Date of Report:

July 2, 2008